EXHIBIT 12.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	9 Months
	Ended
	September
	30,	12 Months Ended December 31,
(Dollars in millions)	2008	2007	2006	2005	2004	2003
EARNINGS
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$530	$455	$(212)	$441	$226	$(719)
Add:

Amortization of previously capitalized interest	6	10	12	11	11	11

Distributed income of equity investees	3	3	5	7	3	3
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	10

Total additions	9	13	17	18	14	24
Deduct:
Capitalized interest	19	10	7	7	7	8
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	11	14	8	12	11	11

Total deductions	30	24	15	19	18	19

TOTAL EARNINGS (LOSS)	$509	$444	$(210)	$440	$222	$(714)

FIXED CHARGES
Interest expense	$238	$452	$451	$411	$369	$296

Capitalized interest	19	10	7	7	7	8

Amortization of debt discount, premium or expense	13	24	19	27	61	44
Interest portion of rental expense (1)	76	101	98	94	91	89
Proportionate share of fixed charges of investees accounted for by the equity method	1	1	—	—	—	7

TOTAL FIXED CHARGES	$347	$588	$575	$539	$528	$444

TOTAL EARNINGS (LOSS) BEFORE FIXED CHARGES	$856	$1,032	$365	$979	$750	$(270)

RATIO OF EARNINGS TO FIXED CHARGES	2.47	1.76	*	1.82	1.42	* *

*	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $210 million.

**	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $714 million.

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.